Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

January 10, 2007

VIA FEDERAL EXPRESS

Michele M. Anderson, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KBL Healthcare Acquisition Corp. II
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 12, 2006
File No.: 0-51228

Dear Ms. Anderson:

On behalf of KBL Healthcare Acquisition Corp. II (“Company” or “KBL”), we respond as follows to the Staff’s comment letter, dated December 22, 2006, relating to the above-captioned Proxy Statement. Captions and page references in our responses contained herein correspond to those set forth in the enclosed copy of Amendment No. 2 to the Proxy Statement, as marked to show changes from Amendment No. 1 to the original filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to William Bennett. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to comment one in our letter dated November 22, 2006. We do not agree with your position that the proxy statement is not a document being utilized in connection with an offering of securities. The proxy statement describes, among other things, the transaction by which KBL, a blank check company, will offer its securities to Summer. For purposes of the safe harbor; it makes no difference that the offer is being conducted pursuant to an exemption from registration. The issue concerns whether the forward looking statements are being made “in connection with” an offering of securities by a blank check company. Insofar as the KBL shareholders are being asked to approve the merger proposal whereby Summer shareholders will

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January 10, 2007

receive shares of KBL, we believe that the forward looking statements are being made “in connection with” an offering of securities by a blank check company; therefore, we reissue the prior comment. As such, eliminate the reference to the safe harbor for forward looking statements throughout the document.

The Staff’s position is respectfully acknowledged and references to the safe harbor for forward looking statements have been deleted in the proxy statement. For example, such language has been deleted from the end of the section entitled “Risk Factors” and from Summer’s MD&A section.

Letter to Stockholders

2.	Revise the second full paragraph on page two of the letter to clarify that broker non-votes will essentially have the same effect of votes against the acquisition proposal since the acquisition proposal is conditioned upon the approval of the name change amendment and the capitalization proposals. See prior comment 11.

The clarifying language has been added to what is now the first full paragraph on page 2 of the Letter to Stockholders. Please see the second sentence of such paragraph.

Summer’s Selected Historical Financial Information, page 12

3.	We reissue prior comment 16 as your revisions appear to only address that parties other than Summer’s management believe the presentation of EBITDA provides useful information to investors. Instead, revise to provide a more specific explanation for why management believes the presentation of EBITDA provides useful information regarding Summer’s results of operations. We suggest that you include a cross-reference to a discussion in Summer’s MD&A that includes management’s analysis of Summer’s performance based on an evaluation of EBITDA.

The disclosure has been made more succinct and moved to an appropriate footnote to the table on page 12. Further, disclosure regarding why Summer’s management believes that presentation of EBITDA provides useful information to investors and how such information is used has been added to Summer’s MD&A Section. An appropriate cross-reference to the MD&A section is included in footnote (a) on page 12 (as continued on page 13) of the proxy statement.

Risk Factors, page 18

KBL’s outstanding warrants may be exercised in the future…, page 20

4.	Specifically address the adverse affects that will result if the warrants are exercised. The current disclosure remains generic.

We have revised the risk factor to provide information that is more specific to KBL, including the exact maximum dilution that could result from warrant exercises and such

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exercise’s adverse effect on KBL’s stock price, ability to redeem warrants and ability to use stock for strategic initiatives. Please see page 20 of the proxy statement.

The Acquisition Proposal, page 31

Background of the Acquisition, page 31

5.	Disclose the content of the discussions of “a variety of valuation analyses of the acquired business” as referenced in the fourth full paragraph on page 34. Ensure that you provide a reasonably detailed description of the analyses performed. Similarly provide quantified disclosure of the “initial enterprise valuation of Summer. . . in the range of one times expected 2006 revenues” mentioned in the fifth paragraph on page 34 as well as a discussion of how that valuation was derived from comparable industry transactions (or clarify that the valuation is the same as that described under “Valuation” on page 38).

KBL believes that it is more accurate to describe its evaluation of the proposed acquisition as a single analysis rather than a variety of analyses. This analysis comprised evaluations of both companies that are comparable to Summer, as well as transactions which are comparable to the proposed acquisition. Disclosure has been added with respect to the foregoing at page 33. In addition and to avoid redundancy, the relevant portion of the disclosure on page 33 cross-references to the proxy section entitled “KBL’s Board of Directors’ Reasons for Approval” where such comparisons are discussed in detail. In addition, the description of “one times expected 2006 revenues” on page 33 has been supplemented with a dollar quantification of such range ($50-55 million).

6.	Despite your statement under “KBL’s Board of Directors’ Reasons for Approval of the Acquisition” that KBL did not receive services from any financial advisor during its negotiations with Summer, you also disclose on page 34 that “[d]uring the course of the negotiations regarding the Acquisition Agreement, the officers and directors of KBL, together with their advisers, discussed a variety of valuation analyses of the acquired business.” Please revise to reconcile these potentially inconsistent statements, and clarify the nature of and participants in the discussions about valuation analyses.

Please note that KBL board did not utilize the services of any financial advisor during its negotiations with Summer. References to the use of any such financial advisor have accordingly been deleted. Please see the fourth full paragraph on page 33 of the proxy statement, where it is noted that “[d]uring the course of the negotiations regarding the Acquisition Agreement, the officers and directors of KBL discussed a valuation analysis…” and note that the reference to financial advisors have been deleted.

7.	Advise us why you believe the “informal” advice provided by GGK to the board did not constitute a “report, opinion or appraisal” within the meaning of Item 1015 of Regulation M-A. In your response, please describe the nature of the advice that GGK

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provided to KBL regarding Summer’s “financial statements, financial reporting systems, accounting professionals and significant accounting policies.”

The paragraph regarding GGK has been deleted. We are advised that GGK did not provide due diligence procedures on the transaction or any report, opinion or appraisal related to the business or operations of Summer or the proposed acquisition. For the Staff’s information, GGK discussed the following procedural issues with KBL and Summer:

a.	analysis of which company would be the accounting acquirer in the acquisition;
b.	discussions of the financial statements required to be filed with the proxy statement;
c.	general audit procedures and issues; and
d.	discussion of PCAOB status of Summer’s previous auditor.

8.	Revise the carry-over paragraph on pages 34 and 35 to explain how the potential issuance of additional shares to the Summer stockholders would “provide appropriate motivation” for the desired increase in KBL’s stock price. A discussion similar to your response to prior comment 10 would be appropriate in this regard.

The Staff’s comment has been addressed at page 34 of the proxy statement. Because all of the Summer stockholders will remain in positions of management with the combined companies, they will be in a position to assist KBL in realizing growth and good financial performance. Because growth and good financial performance would presumably be reflected in an increased stock price, having a portion of the consideration to these stockholders comprised of contingent share issuance based on stock price provides them incentive to assist in the growth and successful operation of the business post-acquisition.

9.	Please revise to explain the reasons for the changes to the components of the consideration in the letter of intent on April 27, 2006. In this regard, we note that the total initial consideration was increased and the amount of contingent payments decreased.

The Staff’s comment has been addressed at page 34 of the proxy statement.

KBL’s Board of Directors’ Reasons for Approval of the Acquisition, page 37

10.	Disclosure in the fourth paragraph suggests that KBL reviewed Summer’s projected financial statements for the years 2006 through 2008, and the bullet point list on page 43 indicates that Capitalink reviewed Summer’s financial projections through December 31, 2008. Please disclose the projections for 2008, including the assumptions regarding sales growth and profitability. See prior comment 25.

We are advised that KBL reviewed Summer’s projected financial statements through 2007, not 2008. While expectations for 2008 were discussed generally by the parties, no specific numbers or data were discussed and no documentation was produced by Summer for review by KBL in this regard and no projections

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for 2008 were furnished by Summer to KBL. Accordingly, specific references to projections for 2008 have been deleted from the proxy statement and disclosure about discussions relating to expectations for 2008 has been revised. Please see page 36 of the proxy statement.

11.	Regarding the revised 2007 projections, disclose why the projections for 2007 no longer included any assumed acquisitions.

Because no acquisitions have been identified, KBL asked Summer to provide 2007 projections that did not give effect to any acquisitions. Disclosure has been appropriately revised at page 36 of the proxy statement.

12.	Under “Valuation,” disclose the basis on which the selected companies and transactions were deemed comparable to Summer.

The disclosure on page 37 of the proxy statement has been revised to address the Staff’s comment.

The Acquisition Agreement, page 51

Conditions to the Closing of the Acquisition, page 57

13.	Please advise us why you have deleted from the section “KBL’s conditions to closing” the bullet point referencing the receipt of a comfort letter from GGK with respect to certain financial statements and other information included in the proxy statement. Alternatively, reinsert the bullet point and provide the disclosure requested in prior comment 39.

The statement regarding GGK’s delivery of a comfort letter as a condition to closing has been reinserted, together with an explanation of the areas such letter would address.

Pro forma, Financial Statements

Purchase accounting adjustment, page 70

14.	We reissue a portion of prior comment 43. Disclose whether you expect the final allocation of the purchase price to be materially different from the information presented in the pro forma. If materially different results might occur, include additional information that gives effect to the range of possible results. Also disclose any uncertainties regarding the effects of amortization periods assigned to intangible assets recorded in the acquisition.

The Staff’s comment has been addressed by the revised disclosure on pages 69 and 70 of the proxy statement.

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Other Information Related to KBL, page 82

Offering Proceeds Held in Trust, page 82

15.	Further revise the disclosure in this section to disclose the estimated amounts of the trust proceeds that will be applied to each of the various uses listed.

The Staff’s comment has been addressed by the revised disclosure on page 82 of the proxy statement.

Summer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

Company Overview, page 96

16.	Substantiate your claim that Summer is a leading designer, marketer, and distributor of branded juvenile health, safety and wellness products, and clarify in which ways the company is “leading,”, e.g., in terms of revenues, market share, etc.

Please note that the word “leading” has been removed from the cited sentence.

17.	Please supplement your discussion of your business strategy to address the expected impact your strategy will have on your financial condition and result of operations. See prior comment 55. For example, discuss the anticipated increase in expenses associated with the planned product expansion as well as the expansion of your customer base. As another example, discuss the financial impact of the various licensing arrangements you have assumed in connection with recent legal proceedings. Ensure that your revisions address the challenges and risks that your company faces in addition to your opportunities.

We have provided expanded disclosure to discuss the anticipated increase in expenses in the event of company growth. Please see page 97 of the proxy statement.

18.	Identify the large retail customers that are carrying only small amounts of Summer products, the reasons why (if known), and discuss how you intend to sell more of your existing products to these retailers.

Please note that the section addressed by this comment has been revised to discuss how Summer intends to increase sales, including to existing customers. Summer respectfully submits that it has identified the names of its largest customers on page 18 of the proxy statement and elsewhere, which provides proxy readers with the relevant and material information needed with respect to the concentration of Summer’s business and that further particulars about the amount of sales to any particular customer or customers would require disclosure of information that would could disadvantage Summer going forward as it attempts to further penetrate existing accounts. Please see pages 96 and 97 of the proxy statement.

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19.	Provide the basis for your projection that 2006 revenue for your UK operation will exceed $5,000,000. In doing so, disclose the cost of sales and operating expenses associated with the UK operation.

We have provided the requested disclosure. Please see page 96 of the proxy statement.

20.	Identify the other geographic regions you intend to expand into, other than the UK.

We have provided the requested disclosure. Please see page 97 of the proxy statement.

21.	You indicate that there are a number of potential acquisition candidates that could be purchased. Clarify whether you have any proposed plans to acquire such companies.

There are no proposed plans to acquire any such companies. We have provided the requested disclosure to clarify this fact. Please see page 97 of the proxy statement.

Liquidity and Capital Resources, page 101

22.	We note the increases in inventory and accounts receivable. Please include a comparison of these for the required periods. Indicate whether you have established an allowance for doubtful accounts.

We have provided the requested disclosure. Please see page 101 of the proxy statement.

Financial Statements—Summer Infant, Inc.

Note 1—Summary of Significant Accounting Policies Nature of operations and basis of presentation, page F-7

23.	We refer to your response to comment 67. Please revise the disclosure of the basis for presenting combined financial statements to clarify that the four companies are under common control through the majority voting ownership held by Mr. Macari.

We have provided revised disclosure. Please see page F-7 of the proxy statement.

24.	Please revise the combined financial statements to separately present the minority interests held by the noncontrolling owners, Mr. Gibree and Ms. Harel. The presentation of combined financial statements should follow the general practices used in the presentation of consolidated financial statements. Since the companies are controlled by one individual, the balance sheet and statement of operations should reflect the interests attributed the noncontrolling owners.

We have provided revised disclosure. For example, please see pages F-3 and F-4 and F-9 of the proxy statement.

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25.	Refer to your accounting policy for impairment of long-lived assets on page F-8. Please revise your accounting policy to conform to the guidance in paragraph 7 of FAS 144, that is, to use undiscounted cash flows to determine whether the asset is recoverable.

We have provided revised disclosure. Please see page F-8.

Note 6—Line of Credit, page F-14

26.	Refer to response 65. Please expand the disclosure on pages 103 and F-15 to include when the waivers were obtained. If the waivers were not obtained prior to the issuance of the 12/31/05 financial statements, please revise the financial statements to classify the debt as short-term pursuant paragraph 5 of FAS 78. Please also tell us how you determined the classification of the debt as long-term, using the guidance in EITF 86-30 in your response. Tell us whether the creditor has waived their right to call the debt for more than one year and whether you believe it is probable that the debt covenant violation will be cured at measurement dates during the period of the waiver.

We have expanded the disclosure. Please see page F-15. Please note that the waiver Summer received was for more than one year and was received for December 31, 2005 prior to the issuance of the financial statements for the year ended December 31, 2005. Please note that Summer advises it was in compliance with all of the subordinated debt covenants as of June 30, 2006 and September 30, 2006.

Appendix H Form of Tax Opinion

27.	Paragraph 5 under the “Opinion” section of the tax opinion refers to Juniper. Please revise. Also revise to delete the references to the term “generally” in paragraph 5 or provide the alternative disclosure as requested in prior comment 36.

Changes have been made to fully comply with this comment. Please see Exhibit H.

Please call the undersigned directly at 212-818-8610 if you need any additional information or if there is anything we can do to expedite Staff review of the proxy statement.

Very truly yours,

/s/ Brian L. Ross

Brian L. Ross

BLR:kab

Enclosure